FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of December, 2004
Commission File Number 0-29986

                              WEALTH MINERALS LTD..
                        Formerly TRIBAND ENTERPRISE CORP.
                 (Translation of registrant's name into English)

             #1901 - 1177 West Hastings St. Vancouver, B.C. V6E 3K2
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):|_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

The purpose of this 6K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval ("SEDAR").

List of Exhibits furnished with this 6-K

1.    News Release dated December 15, 2004

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       WEALTH MINERALS LTD..
                                          (Registrant)

                                       By:/s/ Gary Freeman, Director
                                               (Signature)*

Date December  15, 2004

* Print the name and title of the signing officer under his signature.
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Exhibit 1 December 15, 2004 6-K

                                  NEWS RELEASE

15 December 2004

Vancouver, B.C.........Wealth Minerals Ltd. (TSX Venture Exchange: WML, OTCBB:
WMLLF, Frankfurt: EJZ) is pleased to announce that it has entered into a letter agreement with Minera San Jorge S.A. de C.V. ("MSJ") granting an exclusive due diligence period and right of first refusal to acquire an interest in two mineral exploration properties, one in Colombia and the other in Mexico. The Colombian project comprises a land area covering tens of square kilometers in northwestern Colombia within which local miners have been extracting significant quantities of gold from veins for many years. The Mexican project is located in the state of Jalisco and covers an area of historic silver mining. Wealth has an opportunity to acquire up to a 60% interest in either property, pending completion of satisfactory due diligence prior to January 31, 2005 and entering into an option agreement.

In order to gain the exclusive due diligence period, Wealth advanced a sum of US$150,000. If Wealth elects to proceed with an acquisition agreement on either property, this advance will be applied to the ensuing agreement. Should Wealth elect not to proceed, the advance is secured by both negotiable securities in an amount exceeding the funds advanced, and by a promissory note.

Wealth Minerals is a newly-formed mineral exploration company with 10.4 million shares outstanding, nearly C$3 million in the treasury, with listings on the TSX Venture, OTCBB and Frankfurt Exchanges. Wealth is actively evaluating metals exploration properties in the Americas for acquisition and evaluation with a goal of discovering and defining a world class mineral deposit to create value for shareholders.

On behalf of the Board of Directors of
WEALTH MINERALS LTD.

Rosie Moore, President

For further information, please contact:
Rosie Moore, President, or Gary Freeman, Vice President
Phone: 604-331-0096
E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.